

Mail Stop 3628

February 6, 2009

By Facsimile and U.S. Mail

Steven Wolosky, Esq.
Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Agilysys, Inc.**
> **Amendment No. 2 to Schedule 14A**
> **Filed by Ramius Value and Opportunity Master Fund et al.**
> **Filed February 5, 2009**
> **File No. 0-05734**

Dear Mr. Wolosky:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Background to the Solicitation, page 8

1. We note your response to comment two in our letter dated February 4, 2009. Please revise the background section to describe the settlement negotiations.

Proposal One; Election of Directors, page 10

2. We note your response to comment one in our letter dated December 18, 2008. Please revise to clarify that the supplemental proxy materials will include a revised proxy card.

Voting and Proxy Procedures, page 13

3. Please advise us of your legal analysis for using discretionary authority to cumulate votes. Refer to Rule 14a-4(c) and Rule 14a-4(d)(4). In the alternative, please revise the form of proxy to include a proposal that if approved, will provide the proxy holders with the authority to cumulate votes and disclose in the proxy statement the vote required to approve the proposal.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions